UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”

(Registrant)

Date:	November 14, 2005	By:	/s/ Alexander V. Izosimov

		Name:	Alexander V. Izosimov

		Title:	Chief Executive Officer and General Director

OJSC <VimpelCom> 8 Marta str., 10, bldg. 14, 127083, Moscow, Russia	Phone +7 (095) 725 0700	Fax +7 (095) 721 0017

FOR IMMEDIATE RELEASE

VimpelCom Enters Ukraine

Closes Acquisition of CJSC “Ukrainian Radio Systems”

Moscow and New York (November 11, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that, following the shareholder approval at the extraordinary meeting of shareholders held on September 14, 2005 (the “EGM”), it has consummated the purchase of CJSC “Ukrainian Radio Systems” (“URS”) for an aggregate cash purchase price of $231.3 million. This price includes the purchase price of $206.5 million, plus certain expenditures in the amount of $24.8 million incurred by URS with prior approval from VimpelCom in accordance with the EGM approval. VimpelCom also assumed debt of approximately $23.5 million (including $22.8 million of indebtedness owed to an affiliate of the sellers).

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “We are very pleased to announce this acquisition in Ukraine as VimpelCom’s second expansion outside of Russia. We believe our entry into Ukraine is strategically important for VimpelCom and will increase shareholder value.”

Following VimpelCom’s acquisition of URS, Ericsson, a leading telecom equipment supplier, agreed to swap URS’ existing equipment. Ericsson will pay approximately $52.6 million in cash for the existing equipment. URS has agreed to purchase $200 million worth of equipment and services from Ericsson to build out its network during the next three years. This agreement is part of an overall deal for the VimpelCom Group, under which it intends to purchase $500 million of equipment and services from Ericsson at an advantageous pricing level.

Commenting on this news, Mr. Izosimov said, “We are happy to expand our partnership with Ericsson into Ukraine. As a result of this agreement, we will be able to upgrade the network with state-of-the-art equipment and have tangibly reduced the originally budgeted level of investments required to build out the URS network through 2007.”

Consistent with its commitment to act in the best interests of all of VimpelCom’s shareholders, VimpelCom’s management continued to communicate with Telenor following the EGM in an effort to address issues raised by Telenor regarding the URS acquisition, including the amount of investment needed for the URS acquisition and development. However, despite management’s efforts to find an amicable resolution, Telenor has not yet withdrawn its previous threats, including its threat to take legal action against VimpelCom and its management to challenge the legality of the URS acquisition. To date, VimpelCom is not aware of any lawsuits filed by Telenor with respect to the EGM or VimpelCom’s acquisition of URS.

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VimpelCom Enters Ukraine

Closes Acquisition of CJSC “Ukrainian Radio Systems”

VimpelCom has previously received several letters from Telenor challenging the sufficiency of the corporate authority of the decision of the VimpelCom shareholders approving the acquisition of URS at the EGM. Telenor stated in its most recent letter to VimpelCom’s management that it reserves its rights to challenge the URS acquisition, apparently even after it is consummated. Telenor also stated that “....even if you were to succeed in causing VimpelCom to acquire URS, in addition to Telenor challenging the validity of such acquisition, Telenor’s nominees on VimpelCom’s Board will have the ability to vote against (and block) the approval of any change in VimpelCom’s business plan to include expansion in Ukraine through the acquisition of URS, as well as any increase in VimpelCom’s budget for the purpose of funding URS.”

Commenting on the situation with Telenor, David Haines, Chairman of VimpelCom’s Board, stated, “We regret that Telenor has not expressed support for this important transaction after it has been approved by an overwhelming majority of our public shareholders. We are also disappointed with Telenor’s additional threat that their nominees to the Board of VimpelCom might “block” the approval of the Company’s business plan and budget related to funding of URS. This would be an affront to the clear will of our shareholders and the principles of good corporate governance.”

As previously disclosed, at the EGM held on September 14, 2005, shareholders approved the acquisition of URS as an interested party transaction. Approximately 89% of the votes cast by public shareholders who participated in the EGM (excluding Telenor and Eco Telecom Limited) were voted in favor of the transaction. In addition, as previously disclosed, at its meeting on September 16, 2005, VimpelCom’s Board re-affirmed the validity of the shareholder decision of the EGM by a simple majority vote.

URS has a GSM-900 license that covers the entire territory of Ukraine, which has a population of approximately 47.6 million. URS also has a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). The 23 regions include approximately 79.8% of Ukraine’s population, according to Ukraine’s State Committee of Statistics. According to independent estimates, the penetration rate in Ukraine is approximately 52% as of October 31, 2005.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the intended benefits to VimpelCom and its shareholders from the transactions described herein and VimpelCom’s estimated build-out investments. The forward looking statements in the press release are based on management’s best assessment, based upon due diligence conducted to date,

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VimpelCom Enters Ukraine

Closes Acquisition of CJSC “Ukrainian Radio Systems”

of URS’ and VimpelCom’s financial and strategic position and of future market conditions and trends. These statements involve risks and uncertainties. The actual outcome of these transactions may differ materially from these statements as a result of developments from competition, governmental regulations of the wireless telecommunications industry, application and interpretation of Ukrainian tax law by the Ukrainian tax authorities, general political uncertainties in Ukraine and general economic developments in Ukraine, as well as URS’ ability to grow its subscriber base, to comply with the terms of its licenses and frequencies, to comply with notices from the regulator relating to its licenses and frequencies, to obtain sufficient financing, to obtain all necessary VimpelCom board approvals relating to the future growth and capital requirements of URS and the VimpelCom Group, litigation by third parties and other factors. VimpelCom cannot assure investors that URS will obtain a strong market position in Ukraine, that URS will become profitable or that VimpelCom will be successful in integrating URS into the VimpelCom Group. There can also be no assurance that there will not be challenges with respect to whether the EGM that approved the URS acquisition has complied with Russian law, that the decision and results of the EGM, transactions described in this press release and other actions in connection with URS will not be challenged by our shareholder(s) (including Telenor) or other parties, including with respect to whether further corporate approvals were required. If any such challenges are successful, including if they were to lead to the possible unwinding of the acquisition or other transactions, such challenges could have an adverse effect on VimpelCom, its operations and its financial condition. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com